貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08001082

RECEIVED
2008 MAR -5 A 5:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Washington, DC

February 28, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932).

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated February 15, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Chun-Hui Lin / Mark Herz

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on February 15, 2008:

1. Connected Transactions / Price Sensitive Information - Proposed Subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation, released on February 26, 2008.
2. Overseas Regulatory Announcement – Announcement on Resolutions of the 25th Meeting of the 4th Session of the Board of Directors, released on February 26, 2008.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock Code: 1071)

CONNECTED TRANSACTIONS
PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION

Reference is made to an announcement of the Company dated 13 February 2008 relating to, among other things, the proposed Bonds with Warrants Issue, the proposed Acquisition as well as the EGM to be convened to seek Shareholders' approval of the proposed Bonds with Warrants Issue and the proposed Acquisition.

On 26 February 2008, China Huadian notified the Company that upon the issue of the proposed Bonds with Warrants, it will exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

On 26 February 2008, Shandong International Trust Corporation also notified the Company that upon the issue of the proposed Bonds with Warrants, it will exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million. There is no minimum subscription for Shandong International Trust Corporation.

As at the date of this announcement, to the best knowledge of the Directors, China Huadian is the controlling shareholder and a connected person of the Company, holding approximately 49.18% equity interests in the Company. Shandong International Trust Corporation is a connected person of the Company by virtue of its being a substantial shareholder of approximately 13.30% of the Company. The proposed Subscriptions, if implemented, will constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Pursuant to the Hong Kong Listing Rules, the proposed Subscriptions will be subject to reporting, announcement and independent shareholders' approval requirements.

The Company will include two additional resolutions in the EGM to separately approve the proposed Subscriptions. The Independent Board Committee, comprising all the independent non-executive Directors, appointed to advise the Independent Shareholders on the proposed Acquisition, will also advise on the fairness and reasonableness of the proposed Subscriptions and whether the proposed Subscriptions are in the interest of the Company and its Shareholders as a whole. The Independent Financial Adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the proposed Acquisition will additionally advise on the Subscriptions.

Details of the proposed Subscriptions, the advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee will be included in the circular to be dispatched to the Shareholders in relation to the proposed Bonds with Warrants and the proposed Acquisition.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for Bonds with Warrants.

INTRODUCTION

Reference is made to an announcement of the Company dated 13 February 2008 relating to, among other things, the proposed issue Bonds with Warrants by the Company in an amount of not more than RMB5,300 million with no more than 53 million detachable Warrants, the proposed Acquisition (that is, the proposed acquisition of the Equity Interests in the Target Companies from China Huadian) as well as the EGM to be convened to seek Shareholders' approval of the proposed Bonds with Warrants Issue and the proposed Acquisition. The Bonds with Warrants are proposed to be issued to holders of A Shares, other institutional investors and the public investors in the PRC domestic market. For details of the proposed Bonds with Warrants and the proposed Acquisition, please refer to the announcement dated 13 February 2008.

Subscriptions by China Huadian and Shandong International Trust Corporation

On 26 February 2008, China Huadian notified the Company that upon the issue of the proposed Bonds with Warrants, it will exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

On 26 February 2008, Shandong International Trust Corporation also notified the Company that upon the issue of the proposed Bonds with Warrants, it will exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million. There is no minimum subscription for Shandong International Trust Corporation.

Subscription Price and Subscription Bonds with Warrants

China Huadian and Shandong International Trust Corporation will subscribe for the proposed Bonds with Warrants upon the same terms and conditions upon which other holders of A Shares and institutional investors and the public investors in the PRC domestic market who will subscribe for such Bonds with Warrants.

The proposed terms of issue of the Bonds with Warrants are set out in the announcement dated 13 February 2008. As at the date of this announcement, there has been no change to the terms in relation to the proposed Bonds with Warrants Issue disclosed on 13 February 2008. A summary of the principal terms of the proposed Bonds with Warrants Issue are as follows:

(1) The proposed Bonds with Warrants Issue will be in an amount of not more than RMB5,300 million, with no more than 53 million certificates of Bonds with detachable Warrants to be issued. The proposed subscription price for the Bonds with Warrants is at a nominal value of RMB100 per Bond. The Warrants attached to the Bonds are to be distributed to the subscribers of the Bonds on a pro-rata basis without any additional fees.

(2) The size of the proposed Bonds with Warrants Issue and the number of Warrants attached to the Bonds will be determined with market conditions, subject to (a) the aggregate amount of the proceeds to be raised after the full exercise of the Warrants shall not exceed the total amount of Bonds proposed to be issued; and (b) the maximum number of A Shares which will be issued from full exercise of the Warrants shall not exceed 20% of the total number of issued and outstanding A Shares as at the date on which the General Mandate has been granted by the Shareholders.

(3) China Huadian and Shandong International Trust Corporation, as holders of A Shares are entitled to preferential right to subscribe on a pro-rata basis the proposed Bonds with Warrants. Not less than 50% of the proposed Bonds with Warrants will be reserved for subscription on a pro-rata entitlement basis by the holders of A Shares.

(4) The exercise price of the Warrants which represent one A Share will be determined according to the following principles:

The exercise price shall not be lower than the average price of (a) the A Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the A Shares one trading day before the date of issuance of the offering memorandum; and (b) the H Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the H Shares one trading day before the issuance of the offering memorandum.

The Bonds with Warrants when issued will rank pari passu with all other Shares in issue as at the date of the allotment and issue of such Bonds with Warrants.

Conditions of the proposed Subscriptions

Completion of the Subscriptions is conditional upon, in addition to the conditions for the proposed Bonds with Warrants Issue, the approval of the Subscriptions, including the issue and allotment of the Bonds with Warrants to China Huadian and Shandong International Trust Corporation, by the Independent Shareholders at the EGM.

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

For indicative purpose only, to the best knowledge of the Directors, the shareholding structure of the Company (a) as at the date of this announcement; and (b) upon full exercise of the Warrants by each holder of the Bonds with Warrants, assuming (1) the proposed Bonds with Warrants is in an amount of RMB5,300 million with 53 million Bonds with Warrants issued; (2) 918,011,240 A Shares are issued upon full exercise of the Warrants; (3) China Huadian and Shandong International Trust Corporation subscribed the proposed Bonds with Warrants in accordance with the minimum and maximum subscriptions proposed by each of them; (4) the Warrants are exercisable on a 1:1 basis; and (5) no new Share has been issued in the meantime prior to full exercise of the Warrants, is as follows:

	No. of Shares held as at the date hereof	% of total issued share capital as at the date hereof	No. of Shares upon full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240)	% of total issued share capital upon full exercise of the Warrants	No. of Shares upon full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240)	% of total issued share capital upon full exercise of the Warrants
China Huadian	2,961,061,853	49.18%	3,047,716,966 *Note (1)*	43.92%	3,257,168,038 *Note (2)*	46.94%
Shandong International Trust Corporation	800,766,729	13.30%	800,766,729 *Note (3)*	11.54%	870,090,819 *Note (4)*	12.54%
Public holders of A Shares	828,227,618	13.75%	1,659,583,745	23.92%	1,380,808,583	19.90%
Public holders of H Shares	1,431,028,000	23.77%	1,431,028,000	20.62%	1,431,028,000	20.62%
Total	6,021,084,200	100.00%	6,939,095,440	100.00%	6,939,095,440	100.00%

Notes: The calculations in the above table are based on the assumptions, among others, that (1) the proposed Bonds with Warrants is in an amount of RMB5,300 million with 53 million Bonds with Warrants issued; and (2) 918,011,240 A Shares are issued upon full exercise of the Warrants. The number of Warrants to be attached to each certificate of Bond is subject to number uncertainties and variables and information in the above table is for indication purpose only.

(1) This assumes the minimum subscription by China Huadian of not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

(2) This assumes the maximum subscription by China Huadian for not more than such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company.

(3) This assumes no subscription by Shandong International Trust Corporation.

(4) This assumes the maximum subscription by Shandong International Trust Corporation of not more than such number of Bonds with Warrants that may be purchased with RMB400 million.

CONNECTED TRANSACTIONS

To the best knowledge of the Directors, China Huadian is the controlling shareholder and a connected person of the Company, holding approximately 49.18% equity interests in the Company. Shandong International Trust Corporation is a connected person of the Company by virtue of its being a substantial shareholder of approximately 13.30% of the Company. The Subscriptions, if implemented, will constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Pursuant to the Hong Kong Listing Rules, the Subscriptions will be subject to reporting, announcement and independent shareholders' approval requirements.

The Company will include two additional resolutions in the EGM to separately approve the proposed Subscriptions. China Huadian and its associates will abstain from voting on the resolution relating to the Subscription of the Bonds with Warrants by China Huadian. Shandong International Trust Corporation and its associates will abstain from the resolution relating to the Subscription of the Bonds with Warrants by Shandong International Trust Corporation. The Independent Board Committee, comprising all the independent non-executive Directors, appointed to advise the Independent Shareholders on the proposed Acquisition, will also advise on the fairness and reasonableness of the proposed Subscriptions and whether the proposed Subscriptions are in the interest of the Company and its Shareholders as a whole. The Independent Financial Adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the proposed Acquisition will additionally advise on the Subscriptions.

Details of the proposed Subscriptions, the advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee will be included in the circular to be dispatched to the Shareholders in relation to the proposed Bonds with Warrants and the proposed Acquisition.

If any of its connected person (other than China Huadian and Shandong International Trust Corporation) exercises its rights and subscribes for the Bonds with Warrants under the proposed issue of Bonds with Warrants, the Company will comply with reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. As far as the Company is aware, having made all reasonable enquiry, no connected person of the Company (other than China Huadian and Shandong International Trust Corporation) has a present intention to subscribe for the Bonds with Warrants and no Shareholder who has a material interest is required to abstain from voting at the EGM (other than China Huadian and Shandong International Trust Corporation will abstain from voting at the respective resolutions relating to the Subscription of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation).

THE PARTIES

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation.

China Huadian is a wholly State-owned enterprise principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and electricity related business, as well as the coordinating of electric (thermal) power production and sale.

Shandong International Trust Corporation is principally engaged in trust related businesses, investment fund businesses, reorganization of and project financing businesses, and other guarantee and consultancy businesses.

GENERAL

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Bonds with Warrants.

The new A Shares proposed to be issued upon full exercise of the Warrants, which aggregated with all other equity securities which remain to be issued on exercise of any other subscription rights, will not exceed 20% of the total share capital of the Company at the time of the Warrants are issued. The proposed term of the Warrants is 12 months from the date of listing of the Warrants. As such, the Company confirms that the proposed issue of Warrants will comply with Rule 15.02 of the Hong Kong Listing Rules. To the best knowledge of the Directors, the Shareholders do not hold any options, warrants and similar rights to subscribe or purchase equity securities of the Company save and except the proposed Bonds with Warrants.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	means domestically listed domestic shares in the ordinary share capital of the Company; with a par value of RMB1.00 each, which are listed on Shanghai Stock Exchange;
"Acquisition"	means the proposed acquisition of the Equity Interests in the Target Companies by the Company from China Huadian;
"Board"	means the Board of Directors of the Company;
"Bonds with Warrants"	means up to RMB5,300 million in the principal amount of Bonds with detachable Warrants which are convertible into new A Shares, and issued by the Company within the PRC and to be listed on the Shanghai Stock Exchange;

"Bonds with Warrants Issue"	means the issuance of the Bonds with Warrants to the institutional investors and the public investors having maintained shareholders account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange;
"China Huadian"	means 中國華電集團公司 China Huadian Corporation, a wholly state-owned enterprise in the PRC, and the controlling shareholder and a connected person of the Company;
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited, a Sino-foreign joint stock company limited company incorporated in the PRC, whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively;
"Directors"	means the director(s) of the Company;
"EGM"	means the Extraordinary General Meeting of the Company to be convened to consider and approve, among other things, the proposed Bonds with Warrants Issue and the proposed Acquisition;
"Equity Interests in the Target Companies"	means (a) 49% equity interests in Sichuan Za-gunao Hydroelectric Development Co., Ltd.; (b) 64% equity interests in Huangzhou Huadian Banshan Power Generation Co., Ltd.; (c) 82% equity interests in Hebei Huadian Shijiazhuang Thermal Power Co., Ltd.; and (d) 100% equity interests in Hebei Huadian Complex Pumping-storage Power Co., Ltd.;

"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	means the board committee established to consider, among other things, the Subscriptions;
"Independent Financial Adviser"	means China Merchants Securities (HK) Co.,Ltd.;
"Independent Shareholders"	means the Shareholders other than China Huadian and Shandong International Trust Corporation and their respective associates, who are neither involved nor interested in the proposed Acquisition and the Bonds with Warrants Issue;
"PRC"	means the People's Republic of China;
"RMB"	means Renminbi, the lawful currency of the PRC;
"Share(s)"	means share(s) with a par value of RMB1.00 each in the share capital of the Company;
"Shareholders"	means shareholders of the Company;

"Subscriptions" means the subscription of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation, respectively, on terms set out in the Announcement;

"Warrants" means the detachable warrants, to be listed on the Shanghai Stock Exchange, that come with the Bonds with Warrants, convertible into new A Shares in the proportion of one (1) Warrant for one (1) A Share.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
26 February 2008

* *For identification only*

File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS OF THE 25TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 25th meeting of the 4th session of the board of directors of Huadian Power International Corporation Limited (the "Company") was convened on 26 February 2008 at the Company's conference room at No. 14 Jingsan Road, Jinan City, Shandong Province, the PRC. Mr. Cao Peixi, the Chairman of the Company, presided over the Meeting, and 12 directors of the Company attended the Meeting in person. The Meeting was convened in compliance with the relevant PRC laws, regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, the chairman of the Supervisory Committee, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the meeting as non-voting participants. The following resolutions were passed upon voting by the directors who had attended the Meeting:

1. CONSIDERED AND APPROVED THE RESOLUTION IN RELATION TO THE SUBSCRIPTION OF THE PROPOSED BONDS WITH WARRANTS BY CHINA HUADIAN CORPORATION, THE LARGEST SHAREHOLDER OF THE COMPANY

According to the preferential placing arrangement for original shareholders under the Bonds with Warrants Issue of the Company, China Huadian Corporation, the largest shareholder of the Company, undertook to exercise its preferential subscription rights to subscribe for not less than RMB500,000,000 of Bonds with Warrants and not more than such maximum number of Bonds with Warrants as proportionate to its existing shareholding in the Company. Connected directors were abstained from voting during the consideration of the resolution.

Independent directors have examined the above subscription and confirmed that the above subscription is fair and reasonable, and is in the interest of the Company.

The resolution is subject to consideration and approval as an ordinary resolution by the general meeting at which China Huadian Corporation shall abstain from voting.

2. CONSIDERED AND APPROVED THE RESOLUTION IN RELATION TO THE SUBSCRIPTION OF THE PROPOSED BONDS WITH WARRANTS BY SHANDONG INTERNATIONAL TRUST CORPORATION, THE SECOND LARGEST SHAREHOLDER OF THE COMPANY

According to the preferential placing arrangement for original shareholders under the Bonds with Warrants Issue of the Company, Shandong International Trust Corporation, the second largest shareholder of the Company, undertook to exercise its preferential subscription rights to subscribe for not more than RMB400,000,000 of Bonds with Warrants ,and not more than such maximum number of Bonds with Warrants as proportionate to its existing shareholding in the Company. Connected directors were abstained from voting during the consideration of the resolution.

Independent directors have examined the above subscription and confirmed that the above subscription is fair and reasonable, and is in the interest of the Company.

The resolution is subject to consideration and approval as an ordinary resolution by the general meeting at which Shandong International Trust Corporation shall abstain from voting.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director),Zhong Tonglin(Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
26 February 2008

* *For identification only*

END